September 14, 2010

United States Securities and Exchange Commission

Attn: Craig Wilson

Attn: Morgan Youngwood

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: OCCAM NETWORKS, INC.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 24, 2010

File No. 001-33069

Ladies and Gentlemen:

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) received by letter dated September 9, 2010, containing comments regarding the Company’s above referenced filing.

The Company is filing this letter via EDGAR, and for the convenience of the Staff, is providing the Staff with courtesy hard copies via overnight courier. To facilitate the review of the Company’s responses, each of the Staff’s comments has been restated in italicized, bold type below, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2009

Executive Compensation and Related Information (Incorporated by Reference from the Definitive Proxy Statement  filed on April 8, 2010)

Equity Incentive Compensation, page 38

1.              We note your response to prior comment 5 that the “performance-based vesting milestones” for your named executive officers consisted of three targets-non-GAAP operating performance for the second half of 2009, non-GAAP operating performance for the fourth quarter of 2009, and the level of cash and cash equivalents as of December 31, 2009. For performance measures used in determining executive compensation that are Non-GAAP financial measures, please disclose how each non-GAAP financial measure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. In addition, please provide a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their equity incentive compensation. To the extent you believe that such disclosure is not required under the Instruction 4 to Item 402(b) because it would result in competitive harm, please provide a detailed supplemental analysis supporting your conclusion. Please note that if you rely on Instruction 4 to omit performance targets, you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels. Refer to Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

We acknowledge the Staff’s comment above, and we respectfully offer the following response. For fiscal 2009, performance-based vesting milestones for our named executive officers consisted of three targets:

1)              non-GAAP operating performance for the second half of 2009 at a net loss of not greater than $300,000,

2)              non-GAAP operating performance for the fourth quarter of 2009 at a result greater than zero, and

3)              the Company’s cash and cash equivalents and restricted cash at December 31, 2009 equals or exceeds $40.0 million.

Non-GAAP Operating Income/Loss is defined in our public statements as the Company’s GAAP income/loss from operations excluding stock-based compensation expenses, restructuring charges, and the loss on a legal settlement.

The targets were weighted equally, meaning that one-third of the shares subject to the performance grants vested in the event each individual metric was achieved.  The performance targets were objective and readily determinable based on our audited financial statements, and vesting occurred only upon Audit Committee approval of our 2009 audited financial statements.  In February 2010, the Company’s Audit Committee determined that these targets had been satisfied following its review of audited 2009 financial statements.

Exhibits

2.              We note your response to prior comment 12 that you do not believe that you are substantially dependent upon your contract manufacturers, such as AsteelFlash Group, because you control the technology and purchase primarily “off the shelf” components through the contract manufacturer from a variety of suppliers. Please provide supplemental support for the conclusion that you are not substantially dependent upon any of your agreements with AsteelFlash Group. For instance, please tell us the nature and extent of the provisions in any agreements with AsteelFlash Group. Tell us how long it would take you to find another contract manufacturer and the extent of financial loss if you terminated this relationship. We note your disclosure on page 12 of the filing that although your products “could be redesigned to avoid using sole source suppliers, it would be expensive and time consuming to make such a change.”

We acknowledge the Staff’s comment above, and we respectfully offer the following response. The primary function of the AsteelFlash Group as a contract manufacturer is to assemble and test products designed by us. In that process, they purchase essential components from a variety of component suppliers at our specification. They themselves are not a sole source supplier of any essential components.  AsteelFlash is a valued partner, but there are many other contract manufacturing entities with whom we could partner to provide the same assembly and test functions at a competitive price.  We estimate it would take approximately 3 months to 6 months for us to select a capable contract manufacturer and to certify that their assembly, test and quality assurance functions were at a level acceptable to us. The new contract manufacturing partner would also take over the function of purchasing essential components from the same component suppliers.  We believe that the process of selecting and certifying a new contract manufacturing partner, while very important to us, would be manageable in a way that would not be materially burdensome to the Company. We therefore do not believe that we are substantially dependent on AsteelFlash Group, and we do not believe that this arrangement meets the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K to be filed as an exhibit.

Please direct any questions or comments concerning this response letter to Jeanne Seeley, the Company’s Chief Financial Officer, at (510) 360-3739 or Donald DePascal, Vice President and Corporate Controller, at (510) 360-3759.

Very truly yours,

/s/ Jeanne Seeley
Jeanne Seeley
Senior Vice President and Chief Financial Officer